Exhibit 77(c)

A Special Meeting of Shareholders of the Fund, a series of the Registrant, was held on March 24, 2000, for the purpose of approving the reorganization of the Fund into the Pilgrim Balanced Fund, a series of Pilgrim Mutual Funds, whereby the Fund transferred its assets to the Pilgrim Balanced Fund in exchange for the applicable class of Shares of the Pilgrim Balanced Fund and assumption by Pilgrim Balanced Fund of the Fund's liabilities (For: 5,116,669, Against:
60,104).